UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
 __________________________________

Application pursuant to Section 8(f) of the Investment Company Act of 1940
(“1940 Act”) and Rule 8f-1 thereunder for Order Declaring that Company has Ceased to be an Investment Company under the Act
__________________________________

Dated: September 18, 2020

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of Fund: JNL Variable Fund LLC

3.	Securities and Exchange Commission File No.: File No.: 811-09121

Fund (Series) Name	Series ID	Class A ID	Class I ID
JNL/Mellon DowSM Index Fund	S000001693	C000004581	C000192157
JNL/Mellon Telecommunication Services Sector Fund	S000001695	C000004583	C000064657
JNL/Mellon Consumer Discretionary Sector Fund	S000001696	C000004584	C000064658
JNL/Mellon Healthcare Sector Fund	S000001697	C000004585	C000064659
JNL/Mellon Financial Sector Fund	S000001698	C000004586	C000064660
JNL/Mellon Energy Sector Fund	S000001699	C000004587	C000064661
JNL/Mellon Information Technology Sector Fund	S000001700	C000004588	C000064662
JNL/Mellon MSCI World Index Fund	S000001708	C000004596	C000192158
JNL/Mellon Nasdaq® 100 Index Fund	S000001711	C000004599	C000064665

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application
[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

225 W. Wacker Drive
Suite 1200
Chicago, Illinois 60606

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Emily J. Bennett, Esq.
Assistant Vice President & Associate General Counsel
Jackson National Asset Management, LLC
225 W. Wacker
Chicago, Illinois  60606
(312) 730-9730

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .3 1a-2]:

Records as Investment Adviser, Administrator, Transfer Agent:

Susan S. Rhee, Esq.
Jackson National Asset Management, LLC
1 Corporate Way
Lansing, Michigan 48951
(517) 367-4336

Mark Nerud
Jackson National Asset Management, LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

Records as Custodian:

Stephen R. Reid
JPMorgan Chase Bank, N.A.
270 Park Avenue
New York, New York 10017
(972) 324-5481

Records as Distributor:

Heidi Kaiser
Jackson National Distributors LLC
1 Corporate Way
Lansing, Michigan 48951
(517) 367-3864

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.

8.	Classification of Fund (check only one):

[X]	Management company

[ ]	Unit investment trust or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end

[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment Adviser:
Jackson National Asset Management, LLC
225 W. Wacker Drive
Chicago, Illinois 60606

Sub-Adviser:
Mellon Investments Corporation
201 Washington Street
Boston, Massachusetts 02108

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Jackson National Life Distributors LLC
300 Innovation Drive
Franklin, Tennessee 37067

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

a.	Depositor’s name(s) and address(es):

b.	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

[ ]	Yes

[X]	No

If Yes, for each UIT state:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes

[ ]	No

If Yes, state the date on which the board vote took place:

December 3, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes

[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

On December 3-5, 2019, the Board of Managers (the “Board”) of JNL Variable Fund LLC approved the proposed redomiciliations of the following series of JNL Variable Fund LLC, each outlined below as an “Acquired Fund” (collectively, the “Acquired Funds”) through “shell” reorganizations with and into the respective series of JNL Series Trust, each outlined below as an “Acquiring Fund” (collectively, the “Acquiring Funds”) (each a “Reorganization” and collectively, the “Reorganizations”):

Acquired Funds – JNL Variable Fund LLC	Acquiring Funds – JNL Series Trust
JNL/Mellon DowSM Index Fund	JNL/Mellon DowSM Index Fund
JNL/Mellon MSCI World Index Fund	JNL/Mellon MSCI World Index Fund
JNL/Mellon Nasdaq® 100 Index Fund	JNL/Mellon Nasdaq® 100 Index Fund
JNL/Mellon Communication Services Sector Fund	JNL/Mellon Communication Services Sector Fund
JNL/Mellon Consumer Discretionary Sector Fund	JNL/Mellon Consumer Discretionary Sector Fund
JNL/Mellon Energy Sector Fund	JNL/Mellon Energy Sector Fund
JNL/Mellon Financial Sector Fund	JNL/Mellon Financial Sector Fund
JNL/Mellon Healthcare Sector Fund	JNL/Mellon Healthcare Sector Fund
JNL/Mellon Information Technology Sector Fund	JNL/Mellon Information Technology Sector Fund

Each Acquiring Fund is a “shell” series of JNL Series Trust that was created for the purpose of acquiring the assets and assuming the liabilities of the respective Acquired Fund.  Under the terms of the Plan of Reorganization to effect the redomiciliations, each Acquired Fund’s assets and liabilities were transferred to the respective Acquiring Fund in return for shares of the corresponding Acquiring Fund having an aggregate net asset value equal to such Acquired Fund’s net assets as of the valuation date. Each Acquiring Fund’s shares were distributed pro rata to members of the respective Acquired Fund in exchange for their fund shares. The members of each Acquired Fund became shareholders of the respective Acquiring Fund and received shares of the corresponding Acquiring Fund with a total net asset value equal to that of their shares of such Acquired Fund at the time of the Reorganization.  Members of the Acquired Funds did not pay any sales charges in connection with the Reorganizations.

The Reorganizations were not subject to shareholder approval because the Acquired Funds’ names, investment objectives, principal investment strategies, risks, or fundamental policies did not change as a result of the Reorganizations and because the Board has determined that the Reorganizations were in the best interests of each of the Acquired Funds and each of the Acquired Fund’s members. The Reorganizations were effective April 27, 2020.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation

[X]	Yes

[ ]	No

(b)	If Yes, list the date(s) on which the fund made those distributions:

April 27, 2020

(c)	Were the distributions made on the basis of net assets?

[X]	Yes

[ ]	No

(d)	Were the distributions made pro rata based on share ownership?

[X]	Yes

[ ]	No

(e)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not Applicable.

(f)	Liquidations only: Not Applicable
Were any distributions made in kind?

[ ]	Yes

[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable. Has the fund issued senior securities?

[ ]	Yes

[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes

[ ]	No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
Not Applicable

(b)	Describe the relationship of each remaining shareholder to the fund:
Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes

[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]	Yes

[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes

[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.
      (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$13,655.50
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):	$0
	Trustee Fees	$0
	Insurance	$0
	Blue Sky Deregistration	$0
	Shareholder Mailings	$0
(iv)	Total expenses (sum of lines (i) – (iii) above):	$13,655.50

(b)	How were those expenses allocated?
All expenses were paid by Jackson National Asset Management, LLC, the investment adviser.

(c)	Who paid those expenses?
See the response to IV.22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes

[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is a fund a party to any litigation or administrative proceeding?

[ ]	Yes

[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes

[X]	No

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

JNL/Mellon DowSM Index Fund
JNL/Mellon Communication Services Sector Fund
JNL/Mellon Consumer Discretionary Sector Fund
JNL/Mellon Healthcare Sector Fund
JNL/Mellon Financial Sector Fund
JNL/Mellon Energy Sector Fund
JNL/Mellon Information Technology Sector Fund
JNL/Mellon MSCI World Index Fund
JNL/Mellon Nasdaq® 100 Index Fund

(b) State the Investment Company Act file number of the fund surviving the Merger:

Each surviving fund listed in VI.26.(a) is a series of the JNL Series Trust (File No. 811-8894)

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Plan of Reorganization was filed as exhibit 99.28(h)(23) to the Post-Effective Amendment under rule 485(b) filed on April 23, 2020 (file number 033-87244 (SEC Accession No. 0000933691-20-000135)).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of JNL Variable Fund LLC (ii) she is Vice President, Chief Legal Officer, and Secretary of JNL Variable Fund LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Susan S. Rhee
Susan S. Rhee Vice President, Chief Legal Officer, and Secretary